UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2*

TOR Minerals International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

890878309
(CUSIP Number)

January 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890878309

1. Names of Reporting Person. Mark A. Graber
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by	5. Sole Voting Power 217,069(*)
Each Reporting Person With:	6. Shared Voting Power 104,713(**)
7. Sole Dispositive Power 217,069(*)
8. Shared Dispositive Power 104,713 (**)
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 321,782
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 9.09%
12. Type of Reporting Person: IN.

(*) The shares of common stock of the Issuer (the “Shares”) set forth in Items (5) and (7) include 217,069 Shares directly owned by Mark Graber.

(**) The Shares set forth in Items (6) and (8) include (i) 2,000 Shares owned by Ms. Yolanda Graber, on whose behalf Mark Graber has voting control, (ii) 95,813 Shares owned by X-L Investments, a Texas general partnership, in which Mark Graber is a partner and has voting control and (iii) 6,900 Shares owned by Four Star Investments, a Texas general partnership, in which Mark Graber is a partner and has voting control.

Item 1.

(a) Name of Issuer:

TOR Minerals International, Inc. (“Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 722 Burleson Street, Corpus Christi, Texas 78402.

Item 2.

(a) Name of Person Filing:

Pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement. Additionally, information is included herein with respect to Ms. Yolanda Graber, on whose behalf Mark Graber (“Mr. Graber”) has voting control, and X-L Investments, a Texas general partnership (“X-L Investments”), in which Mr. Graber is a partner and has voting control.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office or residence of Mr. Graber is 56 Oakwell Farms Parkway, San Antonio, Texas 78218

(c) Citizenship:

Mr. Graber is a citizen of the United States of America.

(d) Title of Class of Securities:

This Schedule 13G Statement relates to the Issuer’s common stock, $1.25 par value (the “Stock”).

(e) CUSIP Number:

The CUSIP number of the Stock is 890878309.

Item 3.

Not Applicable.

Item 4. Ownership.

(a)-(b)

Mr. Graber is deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of 321,782 shares of Stock, which constitutes approximately 9.09% of the outstanding shares of the Stock.

(c)

Mr. Graber has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 217,069 shares of the Stock. Mr. Graber has shared power to vote or to direct the vote and to dispose or to direct the disposition of 104,713 shares of the Stock.

Item 5. Ownership of Five Percent or Less of a Class.

This statement is being filed to amend Mr. Graber’s disclosures.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on

By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017	By: /s/ Mark Graber
Name: Mark Graber